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                             July 21, 2022

       Andrew Reichert
       Chief Executive Officer
       Birgo Reiturn Fund Manager LLC
       848 W. North Avenue
       Pittsburg, PA 15233

                                                        Re: Birgo Reiturn Fund
Manager LLC
                                                            Amendment to Form
1-A
                                                            Filed July 11, 2022
                                                            File No. 024-11783

       Dear Mr. Reichert:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022 letter.

       Amended Offering Statement on Form 1-A

       General

   1. Your revised disclosure does not appear to clearly address prior comment 1; therefore, we reissue the comment. We
note that you continue to disclose on page 5 and elsewhere that you may offer Units at
a price that you believe reflects the NAV per Unit more
                                                        appropriately than the
prior quarter   s NAV per Unit, including by updating a previously
                                                        disclosed offering
price, in cases where you believe there has been a material change
                                                        (positive or negative)
to your NAV per Unit since the end of the prior month. As
                                                        previously requested,
please revise your disclosure in your filing including, for example, the summary to clarify
the circumstances in which you may offer securities at a price other than the prior
quarter   s NAV per Unit. Also, clarify how you will communicate
 Andrew Reichert
Birgo Reiturn Fund Manager LLC
July 21, 2022
Page 2
      those changes to investors. We note your response refers to force majeure events and your revised disclosure on page 63 appears to refer to supplements and amendments.
2. We note that your revised disclosure on page 63 indicates that prior to December 1, 2022, your Advisor intends to adopt valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser in connection with estimating the values of your assets and liabilities for purposes of your NAV calculation. Please revise to disclose the valuation guidelines the advisor will use to determine the NAV calculation. Please describe the techniques and inputs your manager expects to use to determine the fair value of investment assets and liabilities attached to the investment assets at the end of each quarter in determining NAV. Revise to clarify the valuation method(s) and the range or weighted average of key assumptions you plan to use, and disclose the extent to which you may use third party appraisers.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Reichert
                                                           Division of
Corporation Finance
Comapany NameBirgo Reiturn Fund Manager LLC
                                                           Office of Real
Estate & Construction
July 21, 2022 Page 2
cc:       Charles R. Berry, Esq.
FirstName LastName